UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Transact Technologies Incorporated

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

892918103

(CUSIP Number)

Michael Braner

325 Capital LLC
200 Park Avenue 17th Floor

New York, NY 10016

646-774-2904

Elizabeth Gonzalez-Sussman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892918103

1	NAME OF REPORTING PERSON

325 Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		225,328
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

225,328
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,328
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 892918103

1	NAME OF REPORTING PERSON

325 Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		225,328
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

225,328
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,328
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 892918103

1	NAME OF REPORTING PERSON

325 Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,011,789
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,011,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,011,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 892918103

1	NAME OF REPORTING PERSON

Michael Braner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,011,789
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,011,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,011,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 892918103

1	NAME OF REPORTING PERSON

Daniel Friedberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,011,789
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,011,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,011,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 892918103

1	NAME OF REPORTING PERSON

Anil Shrivastava
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,011,789
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,011,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,011,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 892918103

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D (as amended to date, the “Schedule 13D”) originally filed by certain of the Reporting Persons on July 20, 2021 and amended on August 9, 2021 and January 28, 2022 (“Amendment No. 2”). This Amendment No. 3 amends and restates the Schedule 13D as specifically set forth herein. Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)	- (c) and (f).

The persons filing this Schedule 13D are 325 Capital Master Fund LP, a Cayman Islands exempted limited partnership (“325 Master Fund”), 325 Capital GP, LLC, a Delaware limited liability company registered as a foreign partnership in the Cayman Islands (“325 Capital GP”), 325 Capital LLC, a Delaware limited liability company (“325”), Michael Braner, a United States citizen, Daniel Friedberg, a United States citizen, and Anil Shrivastava, a United States citizen (collectively, the “Reporting Persons”).

The principal business of 325 Master Fund is investing in securities. The principal business of 325 Capital GP is serving as the general partner of 325 Master Fund and certain affiliated funds. The principal business of 325 is serving as the investment manager to 325 Master Fund and to certain affiliated funds and separately managed accounts (collectively, the “SMAs”). Messrs. Braner, Friedberg, and Shrivastava are Managing Members of 325.

For each of the Reporting Persons, except for 325 Master Fund, the principal business address, which also serves as the principal office, is 200 Park Avenue, 17th Floor, New York, NY 10016. The principal business address for 325 Master Fund is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(d) – (e).

During the last five years, none of the Reporting Persons, nor any of their respective directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is, subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 1, 2022, 325 and Harbert Discovery Fund, LP (the “Harbert Fund”) entered into a group agreement (the “Group Agreement”), which is summarized further in Item 6 below.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

8

CUSIP No. 892918103

(a)	As of the close of business on February 3, 2022, the Reporting Persons beneficially owned an aggregate of 1,011,789 Shares, which represented 10.3% of the outstanding Shares, based upon 9,835,379 Shares outstanding as of October 31, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

The aggregate beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of the close of business on February 3, 2022.

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,011,789

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,011,789

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons, including the 786,461 Shares held in the SMAs.

Because of the arrangements in the Group Agreement, the Reporting Persons, Harbert Fund and certain affiliates of Harbert Fund that beneficially own Shares (the “Harbert Reporting Persons”) may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act. Based on information and belief, collectively, the “group” may be deemed to beneficially own an aggregate of 1,651,957 Shares, which represents approximately 16.8% of the outstanding Common Stock. The Harbert Reporting Persons separately report their beneficial ownership of the Shares on a Schedule 13D with the Securities and Exchange Commission and reference is hereby made to those filings for the beneficial ownership of each Harbert Reporting Person and any changes made thereto. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Shares beneficially owned by Harbert Fund or any of its affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	The Reporting Persons have not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2.
(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 1, 2022, 325 and the Harbert Fund entered into the Group Agreement which sets forth certain agreements among the parties with respect to their intention to jointly coordinate their activities with respect to the Issuer as set forth in the Group Agreement. The foregoing description is not complete and is qualified in its entirely by reference to the full text of the Group Agreement which is attached hereto as Exhibit 1 and is incorporated by reference herein.

On February 3, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

	Exhibit 1	Group Agreement, dated February 1, 2022

	Exhibit 2	Joint Filing Agreement, dated February 3, 2022

9

CUSIP No. 892918103

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2022

325 CAPITAL MASTER FUND LP

By:	325 Capital GP, LLC, its General Partner

By:	/s/ Michael Braner
Name	Michael Braner
Title	Managing Member

325 CAPITAL GP, LLC

By:	/s/ Michael Braner
Name	Michael Braner
Title	Managing Member

325 CAPITAL LLC

By:	/s/ Michael Braner
Name	Michael Braner
Title	Managing Member

MICHAEL BRANER

By:	/s/ Michael Braner
Name	Michael Braner

DANIEL FRIEDBERG

By:	/s/ Daniel Friedberg
Name	Daniel Friedberg

ANIL SHRIVASTAVA

By:	/s/ Anil Shrivastava
Name	Anil Shrivastava

10